

Mail Stop 4631

September 8, 2016

<u>Via E-mail</u>
Mr. Bob Komin
Chief Financial Officer
Sunrun Inc.
595 Market Street, 29th floor
San Francisco, California 94105

> **Re: Sunrun Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **Form 10-Q for the Period Ended June 30, 2016**
> **Filed August 11, 2016**
> **File No. 1-37511**

Dear Mr. Komin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Investment Funds, page 44

1. Please provide a tabular overview of your current investment funds and the underlying financial and accounting information similar to the information you presented in your Form S-1 for a reader's understanding of the impact the legal structures of these funds have on your financial statements and results of operations.

Key Operating Metrics, page 46

2. You present operating metrics such as estimated nominal contracted payments and estimated retained value in both earnings releases included in your Forms 8-K as well as in your Form 10-K. Please provide robust disclosures of how you are arriving at these amounts, the basis and limitations of these metrics, and a discussion of the significant assumptions used in arriving at these amounts. Please tell us and revise your disclosures to address the following:

   - Better clarify how you calculate the estimated retained value amounts. Specifically, identify the amounts deducted from the cash flows that you expect to receive pursuant to customer agreements. Ensure you explain why, if true, you are deducting estimated cash distributions to certain investors but not all investors;

   - Disclose the basis for the assumption of a 6% discount rate as well as how you arrive at the estimated value of the purchase or renewal amount at the expiration of the initial contract term;

   - Consider providing a quantitative sensitivity analysis of the effects of changes in any significant assumptions such as the discount rate used, default rates and purchase versus renewal assumptions; and

   - Discuss any limitations of your metrics. For example, if lease contracts can be terminated early under specific circumstances, you should disclose that your retained value metrics do not take into account these potential early terminations.

Results of Operations, page 57

Comparison of the Years Ended December 31, 2015 and 2014, page 58
Revenue, page 58

3. To provide better insight into changes in your operating lease revenue, please discuss changes in operating lease revenue in relation to changes in the megawatt production capacity of your solar assets under Customer Agreements in each period presented.

Operating Expenses, page 58

4. We note that cost of operating lease and incentives and cost of solar energy systems and product sales are material to your results and vary between periods as a percentage of the respective revenues. To enhance a readers understanding of the impact that changes in these costs had on your results of operations, please better quantify and discuss the changes in these costs of revenues as a percentage of corresponding revenue amounts from period-to-period.

5. For greater clarity regarding the relative significance of the factors you cite in explaining changes in your cost of operating lease and incentives and cost of solar energy systems and product sales, please quantify the impact of the individual factors identified when

you cite multiple factors. For instance, it appears that quantification of the increase in depreciation and amortization costs, initial indirect costs and non-capitalizable costs should be quantified and explained in your discussion of changes in your cost of operating leases and incentives. Similar quantification and explanations appear warranted with regard to your cost of solar energy systems and product sales.

Notes to the Financial Statements

Warranty Accrual, page 81

6. Pursuant to ASC 460-10-50-8, please disclose the methodology used to determine your warranty accrual amounts at the end of each period. Please also provide a tabular reconciliation of changes in your accrual for each reporting period. Given the 63% increase in revenues from solar energy systems and products sales from 2014 to 2015, please help us understand why there was only a minimal increase in your warranty accrual from $.9 million at December 31, 2014 to $1.1 million at December 31, 2015.

Revenue Recognition, page 83

7. As discussed on page 4, homeowners can access your products through three channels: direct-to-consumer, solar partnerships, and strategic partnerships. With reference to the specific agreements you enter into, please help us better understand whether there is any impact on your revenue recognition depending on which channel is used. For example, with solar integrators, we note that they originate customers for your solar service offerings as well as procure and install the solar energy systems on the customers' homes on your behalf. Please address what consideration was given to ASC 605-45 in recognizing revenue related to these arrangements.

8. During your earnings call held on August 11, 2016, you discussed customers attaining loans for the purchase of a solar energy system versus customers leasing solar energy systems. Please address the following:
   - Clarify whether you directly provide loans to any of your customers to fund the purchase of these systems or whether you refer the customer to a third party lender in all situations. If you are providing loans directly, please address how these loans impact your revenue recognition; and
   - Disclose the obligations you have to customers subsequent to the sale of a solar energy system compared to customers who lease a solar energy system and your consideration of these obligations in terms of recognizing revenue.

9. You acquired Clean Energy Experts, LLC, a consumer demand and solar lead generation company to support the growth of your business, including reducing costs of obtaining customer leads externally. As a result of this acquisition, you sell a portion of solar leads generated to customers. Please quantify the customer leads revenue that you included in

product sales during the year ended December 31, 2015 as well as the six months ended June 30, 2016. If material, please provide the disclosures required by ASC 280-10-50-40 and address whether you expect to continue to sell customer leads and expand upon this business.

Solar Asset-Backed Notes, page 97

10. In connection with a new securitization transaction, you modified two lease pass-through arrangements with an investor which resulted in the repayment of $88.9 million of the $119.7 million remaining outstanding balances. Please help us understand how you determined the appropriate accounting for this modification pursuant to ASC 470-50, including how you determined it should be treated as a modification with no recording of a gain or loss on the transaction.

Form 10-Q for the Period Ended June 30, 2016

Management's Discussion and Analysis

11. We note that you ceased your operations in Nevada in response to the issuance of final rules by the Nevada Public Utilities Commission related to net metering. We also note that in the first half of 2016 you experienced increases in cancellations of your customer agreements in certain markets. Please discuss the actual and expected impact of these events on your results of operations as well as discuss the impact of any additional known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Bob Komin
Sunrun Inc.
September 8, 2016
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction